

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 3, 2017

Via E-Mail
Mr. Robert M. Roche
Vice President and Chief Financial Officer
Carlisle Companies Incorporated
16430 North Scottsdale Road, Suite 400
Scottsdale, AZ 85254

>   **Re: Carlisle Companies Incorporated**
>   **Form 10-K**
>   **Filed February 13, 2017**
>   **File No. 1-9278**

Dear Mr. Roche:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Melissa N. Rocha
>
>   Melissa N. Rocha
>   Senior Assistant Chief Accountant
>   Office of Manufacturing and
>   Construction